

Mail Stop 3561

August 12, 2009

China Eastern Airlines Corporation Limited
Wu Yongliang-Chief Financial Officer
2550 Hongqiao Airport
Shanghai 200335
People's Republic of China

       Re: **China Eastern Airlines Corporation Limited**
               Form 20-F for the year ended December 31, 2008
               Filed June 11, 2009
               File Number: 001-14550

Dear Mr. Wu Yongliang:

We have reviewed your filing and have the following comments. Where indicated, please revise your future filings to comply with our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the fiscal year ended December 31, 2008

Item 3- Key Information

D-Risk Factors, page 7

1. In future filings, please revise your risk factor captions to make your disclosure more meaningful to investors. You should succinctly state in your captions the particular risk that results from the uncertainty.

Item 5- Operating and Financial Review and Prospects

2. As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide an explanation of the financial statements that enables investors to see the company through the eyes of management. In this regard, a significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in revenues and operating expenses. Additionally, you indicate certain factors had a material impact on your results of operations (e.g. fuel expenses, fuel derivatives and aircraft maintenance and repairs) but do not provide any trend analysis related to these items. As such, we believe your disclosures could be improved by:
   - using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
   - using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable and;
   - providing a robust trend analysis to complement such disclosure.
   Please refer to FR-72 (Release No. 33-8350) for guidance and revise your future filings accordingly.

Item 16G. Corporate Governance, page 88

3. Please confirm that in future filings you will provide disclosure in your Form 20-F of the differences in corporate governance practices between those required for domestic listed companies and those applicable to you.

Financial Statements and Supplementary Data

Note 2- Summary of Significant Accounting Policies

(h) Maintenance and Overhaul Costs, page F-18

4. Based on your disclosures here, as well as the accrual for aircraft overhaul expenses in Note 29 and the provision described in Note 32, it appears that you

use the accrual method for major overhauls of aircraft held under operating leases. As such, please tell us what consideration you gave to paragraph 14 of IAS 16, which indicates such costs should be capitalized and amortized. In this regard, please note that paragraph 4 of IAS 16 indicates that, while IAS 17 requires the recognition of an item of leased property plant and equipment on the basis of transfer of risks and rewards, other aspects of the accounting treatment for leased assets are prescribed by IAS 16. Additionally, paragraph 4 of IAS 16 indicates that you may apply an approach different from that provided in IAS 16 in the event another standard specifically requires such an approach. However, IAS 17 and IAS 37 do not appear to specifically require or permit the accrual of major overhauls under operating leases. Examples 11A and 11B of IAS 37 support the notion that the overhaul of an aircraft does not constitute a present obligation, even if required by law. Therefore, it appears that paragraph 14 of IAS 16 is applicable. If you disagree, please provide us with the specific standard you relied upon to arrive at your conclusion that the accrual of major overhauls with respect to aircraft held under operating leases is an appropriate accounting policy.

Note 5- Revenues, page F-34

5. Based on your disclosure on page 26 under the caption, Domestic Fuel Supply and Pricing, it appears that your passenger revenues included fuel surcharges from 2006 to 2008. In this regard, please tell us the amount of such fuel surcharges and, if material, we suggest you show fuel surcharges, in future filings, as a separate line item in your summary of revenues in Note 5 in order to provide transparency regarding the effect of these surcharges on your results.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments 1 and 3 you may contact Nolan McWilliams at (202) 551-3217. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief